Exhibit 99.3

Autoriteit
Financiele Markten

[GRAPHIC OMITTED]

FORM FOR THE DISCLOSURE OF SECURITIES TRANSACTIONS IN THE OWN ISSUING
INSTITUTION

Form for the disclosure of securities transactions in the own issuing institution

Part I


1.  Name of issuing institution                 : New Skies Satellites N.V.

2.  Name of person obliged to notify            : New Skies Satellites N.V.

Sort of security
----------------

3.  Sort of security                            : Ordinary shares

    (Share/Bond/Option/Warrant/other)

4.  To be filled out if applicable:

       Nominal value of the security:           0.05 EUR

       Option series (call option/put option)

       Exercise price:

       Expiration date:



Transaction in the security indicated in questions 3 and 4
----------------------------------------------------------

5.  Date of the transactions      06-12-02    09-12-02    10-12-02    11-12-02    12-12-02

6a. Number of securities acquired
     in the transaction:          117,300     15,000      15,346      1,350       17,799

 b.  Number of securities sold
     in the transaction:

7.   Price of the securities:     EUR 3.38    EUR 3.30    EUR 3.30    EUR 3.18    EUR 3.30

8.   Open/Close (in case of options)



To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:



A.R. D'Uva, compliance officer New Skies Satellites N.V.
--------------------------------------------------------
Name

Rooseveltplantsoen 4                                         13 December 2002
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Address                                                      Date

2517 KR The Hague                                            /s/ A. D'Uva
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Postal code & city & country                                 Signature